Exhibit 99. (c)(1)
Opinion of Morgan Stanley & Co. Limited
      Pursuant to an engagement letter effective 14 May 2006, CAT engaged Morgan Stanley as its exclusive financial adviser in connection with a possible sale of all or a majority of the issued share capital of CAT to AstraZeneca by way of, amongst other things, a takeover offer. Under this engagement, CAT asked Morgan Stanley to provide its opinion on 14 May 2006 as to whether the terms of the Offer are fair and reasonable. CAT selected Morgan Stanley to act as its financial adviser based on Morgan Stanley’s qualifications, expertise and reputation as well as its knowledge of the business and affairs of CAT.
      At a meeting of the CAT Board on 14 May 2006, Morgan Stanley rendered its oral opinion (subsequently confirmed in writing), that, as of 14 May 2006, based on and subject to the assumptions and other considerations set out therein, the terms of the Offer are fair and reasonable.
      The full text of the written opinion of Morgan Stanley, dated as of 14 May 2006, is attached as Annex A to Part III of this document. Morgan Stanley’s opinion sets forth, amongst other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. Holders of CAT Securities should read the entire opinion carefully.
      Morgan Stanley’s opinion is addressed and directed to the CAT Board only and addresses only whether the terms of the Offer are fair and reasonable. It does not address any other aspects of the Offer and does not constitute a recommendation or opinion by Morgan Stanley as to whether any holder of CAT Securities should tender its CAT Securities into the Offer. This summary does not purport to be a complete description of the analyses performed by Morgan Stanley in connection with rendering its opinion, and is qualified in its entirety by reference to the full text of the opinion.
      In connection with rendering its opinion, Morgan Stanley, amongst other things:

i)	reviewed certain publicly available financial statements and other information of CAT;

ii)	reviewed certain internal financial statements and other financial and operating data concerning CAT prepared by CAT’s management;

iii)	reviewed certain financial projections prepared by CAT’s management;

iv)	discussed the past and current operations and financial condition and the prospects of CAT with its senior executives;

v)	reviewed the reported prices and trading activity for CAT’s Shares;

vi)	compared CAT’s financial performance and the prices and trading activity of its ordinary shares with that of certain other comparable publicly-traded companies and their shares;

vii)	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

viii)	participated in discussions and negotiations with AstraZeneca’s financial and legal advisers;

ix)	reviewed a draft of the Announcement dated 13 May 2006; and

x)	reviewed such other information as it deemed appropriate.
      In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by Morgan Stanley for the purposes of its opinion. With respect to the financial projections, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgements of CAT’s future financial performance. In addition, Morgan Stanley assumed that the Offer will be consummated in accordance with the terms set out in the draft announcement of AstraZeneca’s firm intention to make the offer dated 13 May 2006, without any waiver, amendment or delay of any terms or conditions. In providing its opinion, Morgan Stanley took into account the commercial assessments of the CAT Directors.

      Morgan Stanley is a financial adviser only and relied upon, without independent verification, the assessment of CAT and its legal, tax and regulatory advisers with respect to legal, tax and regulatory matters. Morgan Stanley did not make any independent valuation or appraisal of CAT’s assets or liabilities, nor was it furnished with any such appraisals. Morgan Stanley’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to it as at, the date of the opinion.
      In arriving at its opinion, Morgan Stanley was not authorised to solicit, and did not solicit, interest from any party with respect to the acquisition of CAT or any of its assets.
      The following sets out a summary of the analyses performed and utilised by Morgan Stanley in connection with its opinion of 14 May 2006. The following summary does not purport to be a complete description of the financial analyses performed by Morgan Stanley. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of the financial analyses.
Securities Research Analyst Share Price Targets
      Morgan Stanley reviewed available research analyst price targets for CAT Shares from 7 November 2005 through 11 May 2006. Morgan Stanley noted that the range of low and high price targets of CAT Shares was 627 pence and 925 pence. Morgan Stanley also reviewed the value attributed to any CAT identified products or cash within the research analyst price target estimation.
      The following table presents the details of this analysis:

Research Analyst	Date	Price Target

		(pence)
Canaccord	9-Feb-06	925
Merrill Lynch	13-Feb-06	890
Charles Stanley	6-Feb-06	870 Identified products: 582 Cash: 288
Lehman Brothers	7-Mar-06	867 Identified products: 622 Cash: 245
Credit Suisse	2-May-06	860 Identified products: 572 Cash: 288
ING	6-Dec-05	738
Goldman Sachs	7-Nov-05	627
      Morgan Stanley initially consulted with a committee of the CAT Board on 6 April 2006 and provided a preliminary view on two issues: (i) possible negotiating strategy with AstraZeneca including data to support arguments related to value and (ii) initial views on values for CAT which commenced the broader process of preparing a formal valuation analysis presentation to the full CAT Board. At this initial stage, CAT had not received an indication of value from AstraZeneca. In their discussions, Morgan Stanley’s initial analysis also identified the extent to which securities analysts valuations differed from price targets published by the research analysts. The range of low and high security analyst valuations of CAT Shares was 627 pence to 992 pence.
      The public market trading price targets published by research analysts do not necessarily reflect current market trading prices for CAT Shares and these estimates are subject to uncertainties, including the future financial performance of CAT and future financial market conditions.

Historical Share Price Analysis
      Morgan Stanley reviewed the historical price performance of CAT Shares from 12 May 2003 through 11 May 2006. Morgan Stanley noted that the range of low and high prices of CAT Shares during the 52 week period ending 11 May 2006 was 551 pence and 850 pence. Morgan Stanley also noted the proposed Offer price of 1,320 pence per CAT Share.
      The following table presents the results of this analysis:

Time Period	Price per Share

(pence)
3-Year High	850
3-Year Low	406
1-Year High	850
1-Year Low	551
Last 3-Month Volume Weighted Average	765
Last 12-Month Volume Weighted Average	705
Implied Premium Analysis
      Morgan Stanley analysed the proposed Offer price of 1,320 pence to derive the premium over the closing price of CAT Shares on the London Stock Exchange as of 11 May 2006 and over the one-year high as of that date. Morgan Stanley also analysed premiums over the volume weighted average closing prices of CAT Shares on the London Stock Exchange for selected periods ending 11 May 2006. This analysis assumed the Offer price of 1,320 pence per CAT Share.
      The following table presents the results of this analysis:

		Implied Premium
Time Period	Price per Share	of Offer Price

	(pence)
11-May 2006	813	62%
1-Year High	850	55%
Last 3-Month Volume Weighted Average	765	73%
Last 12-Month Volume Weighted Average	705	87%
Selected Transaction Analysis
      The selected transaction analysis compared the price paid in certain recent precedent transactions to the unaffected market price of the target company prior to launch of an offer. Morgan Stanley selected certain acquisitions of biotechnology companies since 2003, which shared certain dynamics with a potential transaction involving CAT. These dynamics included the stage of development of the target, nature of the target’s business and the relationship between the acquirer and the target prior to the transaction.
      The transactions reviewed are listed below:

•	Pfizer Inc’s acquisition of Vicuron Pharmaceuticals Inc

•	Pfizer Inc’s acquisition of Esperion Therapeutics Inc

•	Amgen Inc’s acquisition of Abgenix Inc

•	Eli Lilly & Company’s acquisition of Applied Molecular Evolution Inc

•	GlaxoSmithKline plc’s acquisition of Corixa Corporation

•	Amgen Inc’s acquisition of Tularik Inc

•	Shire Pharmaceuticals plc’s acquisition of Transkaryotic Therapies Inc

•	Novartis AG’s acquisition of Chiron Corporation

•	UCB SA’s acquisition of Celltech Group plc
      For each of the selected transactions, Morgan Stanley calculated and compared the premiums represented by the per share consideration in relation to the closing price of the target’s shares compared to the unaffected share price prior to the announcement of the transaction.
      The following table presents the results of this analysis:

Premium of the Offer Price of
1,320 pence to:

11 May 2006
			Closing Price	Last 3 Month Volume
			of 813 pence	Weighted Average of
Premium	Range	Average	per share	765 pence per share

Biotechnology Transactions	28%-84%	49%	62%	73%
      Morgan Stanley’s preliminary analysis included a similar universe of precedent transactions where the average premium was also 49 per cent., but the final analysis excluded certain transactions that were not considered appropriate due to the length of time that had elapsed since a particular transaction and because of Morgan Stanley’s more detailed understanding of the nature of CAT’s business.
      Selected UK Precedent Transactions: Morgan Stanley reviewed certain UK public cash transactions greater than £500 million over a twelve-month period ending 11 May 2006. The transactions reviewed are listed below:

•	Dubai Ports World’s acquisition of Peninsular and Oriental Steam Navigation (“P&O”)

•	Sabre Holdings Corporation’s acquisition of Lastminute.com plc

•	Cie de Saint Gobain’s SA acquisition of BPB plc

•	Deutsche Post AG’s acquisition of EXEL plc

•	Pendragon plc’s acquisition of Reg Vardy plc

•	Charterhouse Capital Partners LLP’s acquisition of PHS Group plc

•	Talisman Energy Inc’s acquisition of Paladin Resources plc

•	Telefonica SA’s acquisition of O2 plc

•	Persimmon plc’s acquisition of Westbury plc

•	Violet Acquisition Ltd’s acquisition of Somerfield plc

•	Peel Port Investments Limited’s (Whittaker Group) acquisition of Mersey Docks and Harbour Company

•	Glazer Family Trust’s acquisition of Manchester United Plc
      For each of the selected transactions, Morgan Stanley calculated and compared the premiums represented by the per share consideration in relation to the closing price of the target’s ordinary shares compared to the unaffected share price prior to the announcement of the transaction.

      The following table presents the results of this analysis:

Premium of the Offer Price of
1,320 pence to:

11 May 2006
			Closing Price	Last 3 Month Volume
			of 813 pence	Weighted Average of
Premium	Range	Average	per share	765 pence per share

UK Cash Transactions over £500 million	17%-71%	36%	62%	73%
      Morgan Stanley also noted the 27.3 per cent. premium paid by AstraZeneca for its acquisition of a 19.9 per cent. stake in CAT in November 2004. The premium paid, corresponding to a share price of 734 pence at the time of the acquisition of the stake, is calculated based on the average of CAT’s closing share price on the five days prior to the announcement date of 22 November 2004.
      Morgan Stanley noted that none of the precedent transactions was identical to the Offer and that, accordingly, any analysis of the precedent transactions necessarily involved complex considerations and judgements concerning differences in industry and individual company dynamics, stock market valuation parameters, the passage of time, financial and operating characteristics and various other factors that would necessarily affect the premia offered to holders of CAT Securities in the Offer as compared to the premium offered in precedent transactions. Mathematical analysis (for example, determining the average) is not in itself a meaningful method of using comparable transaction data.
Discounted Cash Flow Analysis
      Morgan Stanley performed discounted cash flow analyses to determine a range of present values for CAT based on financial information provided by the management of CAT and current securities analyst estimates. Morgan Stanley’s valuation approach centered around two methodologies:

•	“Market Attributable Valuation” representing the marketed and pipeline products currently recognised by the market including royalty streams from HUMIRA, certain advanced clinical stage pipeline products (partnered and proprietary), cash, cash equivalents and marketable securities; and

•	“Full Valuation on a Standalone Basis” — In addition to the value described above, this methodology also aims to ascribe value to the earlier-stage pipeline candidates and to CAT’s proprietary discovery technology platform.
      Market Attributable Valuation — Values in a range of 899 pence to 1,026 pence per CAT Share

•	Morgan Stanley performed a discounted cash flow analysis on the approved products and for certain clinical pipeline products, based on the following assumptions:

•	Securities analyst estimates of sales for HUMIRA and other pipeline products

•	Industry standard and company provided clinical attrition rates based on the type of product analysed

•	12.5 per cent. discount rate for CAT’s proprietary products and the licensee’s discount rate in a range of 8.0 per cent. to 12.5 per cent. for products on which CAT receives a royalty stream. The discount rates utilised in this analysis were based upon an analysis of the weighted average cost of capital of CAT and its licensees, other comparable companies and securities analyst estimates

•	The discount period used was 20 years after the launch of the product, or if shorter, the length of time from launch of the product to the expiration of the license agreement

•	The range of values provided included a sensitivity analysis related to HUMIRA forecasted growth for the period between 2010 and 2018. The DCF value range of 899 pence to 1,026 pence per CAT Share was based on a (10 per cent.) to 3 per cent. HUMIRA compound annual growth rate for the 2010 to 2018 period. In its preliminary analysis, Morgan Stanley provided a spot valuation of 1,026 pence per CAT Share based on a 3 per cent. HUMIRA compound annual growth rate in the period from 2010 to 2018

•	Cash and cash equivalents were valued at par and marketable securities at the market value of the underlying, where available
      Full Valuation on a Standalone Basis — Values in a range of 1,139 pence — 1,346 pence per CAT share. In addition to the Market Attributable Valuation, Morgan Stanley performed two additional analyses including (i) a discounted cash flow analysis of the early-stage pipeline candidates not currently recognised by the market and (ii) a valuation of CAT’s proprietary discovery technology platform.

•	Early-stage pipeline candidates: Morgan Stanley performed a discounted cash flow analysis of the early-stage pipeline candidates employing a methodology similar to the approach used in the Market Attributable Valuation, based on the following assumptions:

•	Securities analyst estimates of peak sales for pipeline products or similar products where available

•	Industry standard and company provided clinical attrition rates based on the type of product analysed

•	12.5 per cent. discount rate for CAT’s proprietary products and the licensee’s discount rate in a range of 8.0 per cent. to 12.5 per cent. for products on which CAT receives a royalty stream. The discount rates utilised in this analysis were based upon an analysis of the weighted average cost of capital of CAT and its licensees, other comparable companies and securities analyst estimates

•	The discount period used was 20 years after the launch of the product, or if shorter, the length of time from launch of the product to the expiration of the license agreement

•	Platform Technology Valuation: Morgan Stanley performed a valuation aiming to ascribe the value attributable to CAT’s proprietary discovery technology platform based on three different methodologies:

•	Discounted Cash Flow (“DCF”) / Throughput Model: Morgan Stanley performed a discounted cash flow analysis based on the following assumptions:

•	Estimated a DCF value of a discovery lead based on industry standard peak sales, economics, attrition rates and 20 year product life (for products in the AstraZeneca collaboration, economics of that agreement applied)

•	Based on management guidance, attempted to determine the productivity of CAT’s “discovery engine” and the number of discovery leads generated annually

•	12.5 per cent. discount rate for CAT proprietary candidates and 8 per cent. discount rate for AstraZeneca partnered candidates

•	Comparable Company Trading: Morgan Stanley also reviewed comparable companies trading for listed companies whose value was largely attributable to their technology platforms and not to the clinical pipeline. The companies reviewed include:

•	MorphoSys AG

•	Galapagos NV

•	Precedent Transactions: Morgan Stanley considered certain precedent transactions where the value of the technology platform was understood to be a key strategic driver for the acquisition. The transactions reviewed include:

•	Merck & Co Inc.’s acquisition of Rosetta Inpharmatics Inc

•	Eli Lilly & Company’s acquisition of Applied Molecular Evolution Inc

•	Takeda Pharmaceuticals Co Ltd.’s acquisition of Syrrx Inc

•	Johnson & Johnson’s acquisition of TransForm Pharmaceuticals Inc

•	Merck & Co Inc.’s acquisition of GlycoFi Inc

      The ranges for the purposes of Morgan Stanley’s 14 May 2006 opinion were based on the HUMIRA sensitivity described above and an additional range of values for the Platform Valuation based on the triangulation of the three methods described above. Morgan Stanley’s preliminary analysis provided only a spot estimate of 1,308 pence per CAT Share for the Full Valuation / Standalone Value.
      Prior to receiving any indication of value from AstraZeneca, Morgan Stanley’s preliminary analysis had included estimates of a potential maximum price per CAT Share that AstraZeneca could, in theory, pay, primarily as a support for the upcoming negotiations. This analysis was based on a number of assumptions without verification or consultation with AstraZeneca including: (i) that AstraZeneca’s valuation approach was similar to the DCF methodology highlighted above and (ii) preliminary estimates of potential synergies and tax benefits to AstraZeneca that would not be achievable by CAT on its own. The preliminary analysis yielded a maximum theoretical value to AstraZeneca of 1,465 pence per CAT Share.
Future Share Price Analysis
      Morgan Stanley’s preliminary analysis also considered an upside and downside scenario under the Discounted Cash Flow/ Market Attributable Valuation analysis to provide a range of potential share prices in 2009 discounted back to 2006, but Morgan Stanley did not consider this analysis in connection with its opinion as it was not deemed as additive to the other methodologies employed and described above. The analysis provided a valuation range of 605 pence to 1,235 pence per CAT Share in 2006.
      In connection with the review of the Offer by the CAT Board, Morgan Stanley performed a variety of financial and comparative analyses for the purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered. Furthermore, Morgan Stanley believes that the summary provided and the analysis described above must be considered as a whole and that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be the view of Morgan Stanley with respect to the actual value of CAT or the CAT Shares, or the prices at which such shares might trade at any time. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business, regulatory and economic conditions and other matters. Many of these assumptions are beyond the control of Morgan Stanley or CAT. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favourable than those suggested by such estimates.
      Morgan Stanley conducted the analyses described above solely as part of its analysis of whether the terms of the Offer are fair and reasonable and in connection with the delivery of its opinion to the CAT Board. These analyses do not purport to be appraisals or to reflect the prices at which CAT Shares might actually trade.
      The price of the Offer was determined through arm’s-length negotiations between CAT and AstraZeneca and was approved by the CAT Board. Morgan Stanley provided advice to CAT during these negotiations. Morgan Stanley did not, however, recommend any specific offer price to CAT or that any specific offer price constituted the only appropriate consideration for the Offer.
      Morgan Stanley’s opinion and its presentation to the CAT Board was one of many factors taken into consideration by the CAT Board in deciding to recommend that holders of CAT Securities accept the Offer. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the CAT Board with respect to the Offer price or of whether the CAT Board would have been willing to agree to a different Offer price.
      The CAT Board retained Morgan Stanley based upon Morgan Stanley’s qualifications, experience and expertise. Morgan Stanley is an internationally recognised investment banking and advisory firm. Morgan

Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate, estate and other purposes. In the ordinary course of its trading, brokerage, investment management and financing activities, Morgan Stanley or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers, in debt or equity securities or senior loans of CAT, AstraZeneca PLC or any other company or any currency or commodity that may be involved in the Offer. In the past, Morgan Stanley and its affiliates have provided financial advisory services to CAT and AstraZeneca PLC and have received fees for the rendering of these services. In addition, Morgan Stanley may also seek to provide similar services to CAT, AstraZeneca PLC and their respective affiliates in the future and would receive fees for the rendering of these services.
      Under the terms of its engagement letter, CAT agreed to pay Morgan Stanley a fee of £2.25 million, the payment of a substantial portion of which is contingent upon completion of the Offer. CAT has also agreed to reimburse Morgan Stanley for its expenses incurred in performing its services. In addition, CAT has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Morgan Stanley’s engagement.